Exhibit 99(4)(k)
Rider
Premium Protection Death Benefit
Single Life
This rider is part of your contract. It is subject to the contract terms. If the terms of this rider and the contract differ, this rider controls. This rider is only available if, as of the Effective Date, the Guaranteed Lifetime Withdrawal Benefit (GLWB) (Single Life) Rider is also attached to, and made part of, your contract.
As long as this rider remains in force, the following Guaranteed Death Benefit Amount provision is added to, and made part of, your contract as a subheading under, and at the end of, the Guaranteed Minimum Death Benefit Amount provision.
Terms used in this Rider have the same meaning as in the Guaranteed Lifetime Withdrawal Benefit (GLWB) Rider (Single Life)
Guaranteed Death Benefit Amount
The Death Benefit Adjustment will be based upon the GLWB Death Benefit Amount described below unless the contract or another rider attached to, and made part of the contract, results in a higher Death Benefit Adjustment.
GLWB Death Benefit Amount. If this Rider is issued at the same time as your contract, the initial GLWB Death Benefit Amount is equal to your initial Purchase Payment (excluding any extra credits, if applicable). If this Rider is added on a subsequent anniversary, the initial GLWB Death Benefit Amount is the Contract Value on the Rider Date. Thereafter, except as provided under the Excess Withdrawal provision below, the GLWB Death Benefit Amount equals (a) + (b) – (c) where:
(a)	is the GLWB Death Benefit Amount on the previous day;

(b)	is the amount of any purchase payments (excluding any extra credits, if applicable) made on that day; and

(c)	is the dollar amount of any withdrawals taken on that day that are not Excess Withdrawals.
If the GLWB Rider is extended under the Extended Annuitization provision of the GLWB Rider, this Rider will also be extended for the same period, unless otherwise terminated under the Termination of Rider provision of this Rider. In addition, if the GLWB Death Benefit is greater than zero when the GLWB Rider enters the Lifetime Annuity Period, it will continue effective, but will be reduced by the dollar amount of each MAW Annuity payment.
In the case of a Spousal Continuation, the GLWB Death Benefit Amount will initially be set equal to the Contract Value (after the application of the Death Benefit Adjustment, if any) if greater than the then current GLWB Death Benefit. We will only allow one exercise of spousal continuation for this Rider.

Form 11-GPD-1	The Ohio National Life Insurance Company	Page 1 of 4

Excess Withdrawals
A withdrawal is deemed to be an Excess Withdrawal if it satisfies one of the following:
(1)	it is taken prior to the Annuitant reaching the Lifetime Withdrawal Age; or

(2)	it is taken during the Lifetime Withdrawal Period and the total withdrawals for the Contract Year after this withdrawal is made exceeds the MAW; however, only the excess of (a) total withdrawals for the Contract Year after this withdrawal is made, less prior Excess Withdrawals, over (b) the greater of (i) the total withdrawals for the Contract Year excluding this withdrawal, less prior Excess Withdrawals, or (ii) the MAW, is recognized as an Excess Withdrawal; and

(3)	once you have elected RMD treatment, it is deemed an Excess Withdrawal under the Required Minimum Distribution provision below.
Any Excess Withdrawals taken will cause the GLWB Death Benefit to be adjusted on that day. The new GLWB Death Benefit will be set to equal the lesser of (1) or (2) where:
(1)	equals (a) x [ 1-(b)/(c) ] where:
(a)	is the GLWB Death Benefit immediately prior to the Excess Withdrawal;

(b)	is the amount of the Excess Withdrawal;

(c)	is the Contract Value immediately before the Excess Withdrawal; and
(2)	equals (a) – (b) where:
(a)	is the GLWB Death Benefit immediately prior to the Excess Withdrawal; and

(b)	is the amount of the Excess Withdrawal.
Effective Date
If this rider is issued with your contract, this Rider becomes effective on the Contract Date shown on the Contract Specifications Page 3 of the contract.
In our sole discretion, we may determine that this rider may be added to previously issued contracts. In such an event, this Rider may be added only on an anniversary of the Contract Date, as long as the Guaranteed Lifetime Withdrawal Benefit Rider is also attached to, and made part of, the contract prior to, or on, the Guaranteed Death Benefit Rider Date (a subsequent anniversary of the Contract Date on which this rider is added as shown in a corresponding Amendment to the contract).
Required Minimum Distributions
This provision only applies if your contract is a Qualified Contract and is subject to minimum distribution requirements under the Required Minimum Distribution (RMD) Regulations under the Code. Your RMD is based solely on this contract.
On or after January 1 of the first calendar year after your contract was issued, you may elect RMD treatment by Notice to us if (1) your contract is a Qualified Contract; (2) it is subject to the minimum distribution requirements under the RMD Regulations under the Code; and (3) you have attained the age of 70 1/2 If you die during a Contract Year for which you have elected RMD treatment and your spouse elects to continue the contract and this rider as a spousal continuation, we will allow RMD treatment to continue based upon your required minimum distributions until the end of the calendar year of your death.

Form 11-GPD-1	The Ohio National Life Insurance Company	Page 2 of 4

A withdrawal in any Contract Year after you have elected RMD treatment will not be an Excess Withdrawal if that withdrawal does not cause the total withdrawals for the Contract Year to exceed the greater of the MAW (Contract Year basis for withdrawals) or your RMD for the calendar year starting the immediately prior January 1 to that Anniversary of the Rider Date.
On or before January 25 of any subsequent calendar year, you may elect monthly RMD treatment in which case any withdrawal will be deemed an Excess Withdrawal if the amount withdrawn in any month exceeds the greater of one-twelfth of:
(a)	your MAW (Contract Year basis for withdrawals); or

(b)	your remaining RMD for the calendar year of the date you elect the monthly treatment.
Once monthly RMD treatment is elected, monthly withdrawals must continue until the contract terminates. In each year after you elect monthly RMD treatment, you must take your monthly withdrawal on the same day each month and the day you select for your monthly withdrawals must be on or before the twenty-fifth day of each month. If the day you have selected to receive monthly payments is not a business day, we will make the payment on the next business day thereafter. You may, by Notice to us, elect not to make one or more monthly withdrawals after you elect monthly RMD treatment, but, if you do not take a withdrawal in a month, you may not take that withdrawal in any other month. If you do so, that withdrawal will be considered an Excess Withdrawal.
If your spouse continues the contract and this rider under the spousal continuation provisions, such spouse may elect, by Notice to us within 30 days of the later of (1) the exercise of the spousal continuation or (2) the end of the calendar year in which you died, to rescind the election to take RMD treatment and, in that event, whether any withdrawals will be deemed excess withdrawals will be based solely upon the MAW. If such surviving spouse elects to rescind RMD treatment, he or she will be eligible to elect RMD treatment in the future should he or she wish to do so by Notice to us if he or she meets the criteria set forth in the second paragraph of this provision to qualify for RMD treatment at the time of such election. If the surviving spouse is qualified for RMD treatment as described in the second paragraph of this provision and he or she does not give us timely Notice to rescind the RMD treatment, he or she will continue with RMD treatment. If the surviving spouse does not qualify for RMD treatment as described in the second paragraph of this provision, the determination of whether a withdrawal is an excess withdrawal is based upon the MAW until such time as he or she qualifies for, and elects, RMD treatment, based on his/her RMD in the next calendar year. Except as noted above for the remainder of the calendar year of your death, the total amount of withdrawals which qualify for RMD treatment upon a spousal continuation is based upon the required minimum distributions for the deceased spouse.
Once and while RMD treatment is in effect, we reserve the right not to accept additional purchase payments.
We reserve the right to modify or eliminate the RMD treatment for withdrawals if there is any change to the Internal Revenue Code or Internal Revenue Service (IRS) rules or regulations relating to Required Minimum Distributions, including the issuance of relevant IRS guidance. If we exercise this right to modify or eliminate the RMD treatment for withdrawals then any distribution in excess of your revised RMD, if any, or MAW will be an Excess Withdrawal.
Purchase Payment Limitations
In addition to any purchase payment limitations which may exist in your contract, as long as this Rider is in force, we reserve the right to not allow any additional purchase payments.

Form 11-GPD-1	The Ohio National Life Insurance Company	Page 3 of 4

Charge for Rider
On each Anniversary of the Rider Date that this rider is in force, we will deduct from your Contract Value a Guaranteed Death Benefit Rider Charge equal to the product of the Guaranteed Death Benefit Rider Charge Rate and the Guaranteed Death Benefit Amount.
The Rider Charge Rate is (1) the applicable rate shown on the Contract Specifications Page, if the rider was issued at the same time as the contract; or (2) the applicable rate shown on the corresponding Amendment to your contract, if the rider was issued after the Contract Date. The Rider Charge will be deducted from all investment portfolios on a pro rata basis in proportion to their percentage of the total Contract Value. However, charges will not be pro rated against the amount allocated to the Dollar Cost Averaging Account, while in the Dollar Cost Averaging Account.
In the event that the Annuitant dies, you surrender the contract, this rider is terminated due to the termination of the GLWB Rider or you elect to annuitize during any Contract Year, we reserve the right to prorate the annual charge for this Rider that had not yet been assessed prior to any such events.
We may lower the charge for this Rider on any Anniversary of the Rider Date. If we reduce the charge for this Rider in any Contract Year, we may increase the charge for this Rider in any later Contract Year up to the Rider Charge Rate shown on the Contract Specifications Page, but no higher.
Termination of Rider
You may not cancel this rider, unless we otherwise agree. This rider will terminate upon: (a) the date the contract is terminated in accordance with its terms, unless otherwise provided in this rider, (b) the date the GLWB Death Benefit Amount is reduced to zero, (c) the date of an Excess Withdrawal which reduces the Contract Value to zero, (d) the date on which the GLWB Rider terminates, (e) the commencement of an Annuity Option other than the MAW Annuity, (f) a transfer or an assignment as described below, or (g) the death of the Annuitant, except in the case of Spousal Continuation.
Transfer or Assignment of Ownership
You may not transfer, assign or otherwise convey ownership of the contract or the benefits under this rider other than through a spousal continuation as set forth in the contract. If you make such a transfer, assignment, or conveyance of the contract or the benefits under this rider, this rider shall automatically terminate. Nothing herein shall preclude a change of ownership where the contract is held by a trust, in a custodial account, or in some other representative capacity, as long as the beneficial ownership is not changed.
THE OHIO NATIONAL LIFE INSURANCE COMPANY

Form 11-GPD-1	The Ohio National Life Insurance Company	Page 4 of 4